Exhibit 23.3

Awareness Letter of Independent Auditor

The Board of Directors and Shareholders

EnVen Energy Corporation

We have reviewed, in accordance with the auditing standards generally accepted in the United States of America, the unaudited interim financial information of the Brutus Glider Properties for the nine-month periods ended September 30, 2016 and 2015, as indicated in our report dated April 27, 2017; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Hein & Associates LLP

Houston, Texas

October 2, 2018